

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

July 21, 2006

Mr. John A. Lombardi
Senior Vice President and Chief Financial Officer
Rent-Way, Inc.
One Rentway Place
Erie, PA 16505

>   **RE: Form 10-K for the fiscal year ended September 30, 2005
>   Forms 10-Q for the quarters ended December 31, 2005 and March 31,
>   2006
>   File No. 0-22026**

Dear Mr. Lombardi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief